Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: August 16, 2022

Meliá Hotels International and Falcon’s Beyond Announce Falcon’s Resorts by Meliá

New global leisure entertainment resort brand will embody “resortainment” and is set to debut its first location as part of the $350 million jointly-owned entertainment destination in Punta Cana, Dominican Republic

Orlando, FL and Palma de Mallorca, Spain (August 16, 2022) — Meliá Hotels International (“Meliá ”) (BME: MEL), one of the world’s leading leisure hotel companies operating more than 380 hotels throughout 40 countries, and its joint venture partner Falcon’s Beyond (“Falcon’s” or the “Company”), a global entertainment development company, announced today a new, leisure and entertainment-based resort brand, Falcon’s Resorts by Meliá. The resorts will be featured within world-class entertainment destinations, to be branded Falcon’s Beyond Destinations, being jointly developed by the two companies in prime leisure markets across the globe.

Leveraging Meliá’s 66 years of expertise in travel and hospitality and Falcon’s extensive experience as a fully integrated entertainment development company, Falcon’s Resorts by Meliá will offer a unique “resortainment” hospitality experience that will seamlessly blend premium resort amenities with extraordinary entertainment experiences in a way that’s casual sophisticated fun for everyone. The resorts will provide direct access to vibrant and curated dining, shopping, and entertainment venues as part of a larger destination experience.

“We’ve built more than a decade-long business relationship with Meliá, beginning with our successful entertainment hospitality property in Mallorca, Spain. We are delighted now to be bringing a further enhanced version of that model to Punta Cana by year-end,” said Cecil D. Magpuri, CEO of Falcon’s Beyond. “With Falcon’s 22-year history creating story-driven entertainment and hospitality experiences for some of the world’s largest brands, we are leveraging all of our unique expertise and capabilities for Falcon’s Resorts by Melia to deliver an unprecedented vacation experience that goes beyond expectations.”

“Our partnership with Falcon’s is a tremendous opportunity to offer a distinctly different vacation experience from our competitors by incorporating immersive and interactive entertainment elements and technologies in the resort experience in ways it has never been done before,” said Vice Chairman and CEO of Meliá, Gabriel Escarrer. “We are thrilled to debut our first Falcon’s Resort by Meliá in Punta Cana, Dominican Republic, an exceptional location where we’ve been operating for over 30 years and have a robust network of resorts and loyal guest base.”

The first of these new resorts, Falcon’s Resort by Meliá All Suites Punta Cana, will be a multi-phase transformation of two existing Meliá properties in the Dominican Republic, Paradisus Grand Cana and The Reserve at Paradisus Palma Real, comprising a total of 622 rooms.

Phase one, which is expected to open in December 2022 and begin accepting reservations in October, will be an all-inclusive resort with multiple high-end bars and restaurants, pools, swim-up suites, a water park, and a kids’ camp. Through the re-brand, the Paradisus Grand Cana resort will receive enhancements to the facilities, amenities, and experiences across the property, and will integrate a unique interactive platform that is expected to be announced soon. Phase two, the completion of the re-brand of The Reserve at Paradisus Palma Real, is expected in 2023.

Falcon’s Resort by Meliá All Suites Punta Cana will be one of three components of a new multi-faceted $350 million entertainment destination, Falcon’s Beyond Destination Punta Cana, the first Falcon’s Beyond Destination to debut. The overall destination will also feature Katmandu Park Punta Cana, a cutting-edge new theme park expected to open by late 2022 or early 2023, and Falcon’s Central Punta Cana, a signature retail, dining, and entertainment district currently in development.

As the first world-class theme park in the Caribbean, Katmandu Park will feature several patented, never-before-seen ride technologies, interactive storytelling, and captivating mega-park-level attractions. Falcon’s Central will connect guests with world-renowned brands through curated location-based entertainment venues, experiences, amenities, content, restaurants, shopping, and retailtainment. Both Katmandu Park and Falcon’s Central will be directly accessible to guests of Meliá’s vast network of area resorts and hotels, comprising 1,825 rooms, as well as to guests of hotels in Punta Cana’s Bavaro region — an additional 42,000 rooms — and to over 43,000 local residents within a 30-minute drive.

Meliá and Falcon’s will develop multiple Falcon’s Beyond Destination locations across the globe in the upcoming years, including sites in Tenerife, Canary Islands, scheduled to open in 2024, Playa Del Carmen, Mexico, scheduled to open in 2025, and Puerto Vallarta, Mexico, whose opening date will be announced in the future.

The unveiling of Falcon’s Resorts by Meliá follows other recent transformative news from Falcon’s Beyond. On July 12, Falcon’s Beyond announced plans to become a publicly listed company on Nasdaq through a definitive merger agreement with FAST Acquisition Corp. II (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

Media Contact

DKC Public Relations

Falcons@dkcnews.com

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon's Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The Company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The Company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

About Meliá Hotels International

Founded in 1956 in Mallorca (Spain), Meliá Hotels International operates more than 380 hotels (portfolio and pipeline) throughout more than 40 countries, under the brands Gran Meliá Hotels & Resorts, Paradisus by Meliá, ME by Meliá, Meliá Hotels & Resorts, The Meliá Collection, INNSiDE by Meliá and Sol by Meliá, plus a wide portfolio of affiliated hotels under the “Affiliated by Meliá” network. The Group is one of the leading companies in resort hotels worldwide, while also leveraging its experience to consolidate the growing segment of the leisure-inspired urban market. Its commitment to responsible tourism has led the Group to become the most sustainable hotel company in Spain and Europe, according to the last S&P Global Corporate Sustainability Assessment (Silver Medal 2022). It also has ranked seventh in the Wall Street Journal's list of the 100 most sustainably managed companies in the world (and the leading travel company) and is the only Spanish travel company included in the list of “Europe’s Climate Leaders 2021” by Financial Times. Meliá Hotels International is also included in the IBEX 35 Spanish stock market. For more information, visit www.meliahotelsinternational.com.

Additional Information

This communication relates to the proposed business combination between FAST II and Falcon’s Beyond. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Falcon’s Beyond intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road

Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II, Falcon’s Beyond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FAST II’s shareholders in connection with the proposed business combination. You can find information about FAST II’s directors and executive officers and their interest in FAST II can be found in FAST II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon’s Beyond, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Falcon’s Beyond. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Falcon’s Beyond’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Falcon’s Beyond’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Falcon’s Beyond or FAST II to predict these events or how they may affect Falcon’s Beyond or FAST II. Except as required by law, neither Falcon’s Beyond nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FAST II’s and Falcon’s Beyond’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and Falcon’s Beyond’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Falcon’s Beyond is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.